FOR IMMEDIATE RELEASE
CONTACT:
Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS ANNOUNCES

Launch of Canada Fresh Air™

Vancouver, British Columbia, Canada, April 11, 2016, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy beverage company, announces the launch of Canada Fresh Air™.

Canada, and particularly the Province of British Columbia, are renowned for two things: (a) their natural, clean water and (b) their fresh, clean air.

Much of the World is becoming increasingly polluted. Water is unsafe to drink and air unsafe to breathe. Regrettably, this is the case across much of industrialized Asia. More than a billion people afraid of what they have to drink and breathe. The following map, reprinted from www.waqi.info, starkly shows the contrast between the polluted air quality of Asia’s large urban areas and that of the vast natural, open reaches of Western Canada:

Headquartered in Supernatural British Columbia® for more than 20 years, Leading Brands has been a pioneer in providing safe, clean drinking water to several Asian countries. Its Neurogenesis HappyWater® and its innovative new WaterBox™ are the company’s most recent success stories. What Leading Brands has done for water, they now do with Canada Fresh Air™.

Leading Brands is pleased to announce the launch of Canada Fresh Air™. Easy to bottle, inexpensive to transport, refreshing to use. One full liter of the most fragrant, fresh, clean, natural air you can imagine.

For more information please feel free to contact us at: info@LBIX.com or visit our website at www.CanadaFreshAir.ca

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy brand company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium brands via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

©2016 Leading Brands, Inc.

This news release is available at www.LBIX.com
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